FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Pan American Silver Corp. (“Pan American”)

1500 - 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Item 2

Date of Material Change

February 16, 2006

Item 3

News Release

A press release was issued by Pan American on February 17, 2006 at Vancouver, British Columbia.

Item 4

Summary of Material Change

Pan American announced that it will restate its financial statements for the first three quarters of 2005 and the 2004 financial year.

Pan American announced that as of December 31, 2005 its proven and probable reserves of silver have increased by 21% in 2005.

Item 5

Full Description of Material Change

Pan American announced that it will restate its financial statements for the first three quarters of 2005 and the 2004 financial year.  The expected effect of these changes is a non-cash earnings increase of $2.0 million after tax for the nine months ended September 30, 2005 and an non-cash earnings decrease of $4.7 million after tax for 2004.  This restatement became necessary when Pan American concluded that its accounting treatment of its forward contracts for the sale of base metals (lead and zinc) and its forward contracts for purchasing Mexican pesos with US dollars do not technically qualify for hedge accounting under AcG-13, Hedging Relationships.

In 2003, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  Its external auditors, Deloitte and Touch LLP, reviewed the initial implementation and concurred with the hedge accounting treatment as reported since 2003.

This restatement represents a change in accounting treatment and has no economic impact on Pan American and its cash flows.  The details of Pan American’s base-metal forward contracts, which we have previously disclosed, have not changed and they continue to serve Pan American as a prudent risk management tool. Pan American has not and will not hedge any of its silver production.

Pan American is now required to recognize mark-to-market valuations on its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled. At December 31, 2005, Pan American had sold forward 13,400 tonnes of zinc at a weighted average price of $1,551 per tonne ($0.704 per pound).  These forward sales commitments for zinc represent approximately 37 per cent of Pan American’s forecast 2006 payable zinc production.  At December 31, 2005 mark-to-market value of the Pan American’s zinc forward contracts was a negative $4.3 million.

Pan American also mitigates the risk of strengthening local currencies relative to the US dollar.  As of December 31, 2005, Pan American had purchased 203 million Mexican pesos settling between January 2006 and June 2006 to match anticipated spending on the construction of Alamo Dorado at an average MXN/USD exchange rate of 11.26.  At December 31, 2005, the positive mark-to-market value of the Pan American’s position was $0.9 million.

Pan American has completed its annual review of its silver reserves and resources. As of December 31, 2005 proven and probable reserves totaled 178 million ounces; measured and indicated resources totaled 185.3 million ounces; and inferred resources totaled 273.4 million ounces. Due to reserve increases at Pan American’s other properties, most notably at the Morococha mine in Peru, Pan American’s proven and probable reserves increased by 21% in 2005 or 30.5 million ounces, even after accounting for the La Colorada losses and reserve depletion of 15.2 million ounces due to 2005 mining activities.

The following table sets out the mineral reserves and resources of Pan American as of December 31, 2005.

PAN AMERICAN SILVER CORPORATION

Mineral Reserves and Resources

As of December 31, 2005

MINERAL RESERVES - PROVEN AND PROBABLE

	Location	Type	Classification	Tonnes (000's)	Ag (g/mt)	Ag Cont. (000's ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Peru	Vein	Proven	3,999	207	26,617	N/A	1.76	0.39	3.18
		Vein	Probable	3,355	209	22,541	N/A	2.07	0.29	3.43
Morococha (87%)	Peru	Vein/Manto	Proven	2,977	163	15,601	N/A	1.79	0.34	4.32
		Vein/Manto	Probable	769	198	4,896	N/A	1.57	0.65	4.50
La Colorada	Mexico	Vein	Proven	425	635	8,671	0.18	0.99	N/A	1.28
		Vein	Probable	422	552	7,493	0.37	0.78	N/A	2.10
Quiruvilca	Peru	Vein	Proven	965	178	5,521	0.28	1.28	0.56	3.62
		Vein	Probable	540	184	3,196	0.33	1.60	0.61	4.50
Silver Stockpiles (a)	Peru	Flux Material	Probable	381	294	3,605	N/A	N/A	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Proven	1,050	136	4,591	0.43	N/A	N/A	N/A
		Disseminated	Probable	10,602	116	39,540	0.32	N/A	N/A	N/A
Manantial Espejo (50%)	Argentina	Vein	Proven	1,372	176	7,761	2.47	N/A	N/A	N/A
		Vein	Probable	1,424	211	9,636	3.18	N/A	N/A	N/A
San Vicente (55%)	Bolivia	Vein	Proven	803	357	9,217	N/A	N/A	N/A	4.47
		Vein	Probable	506	560	9,114	N/A	N/A	N/A	2.77
TOTALS			Proven + Probable	29,589	187	177,997	-	-	-	-

MINERAL RESOURES - MEASURED AND INDICATED

	Location	Type	Classification	Tonnes (000's)	Ag (g/mt)	Ag Cont. (000's ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Peru	Vein	Measured	1,589	173	8,848	N/A	2.25	0.43	3.96
		Vein	Indicated	1,206	183	7,081	N/A	1.89	0.60	3.90
Morococha (87%)	Peru	Vein/Manto	Measured	1,092	118	4,143	N/A	1.19	0.32	3.25
		Vein/Manto	Indicated	411	228	3,009	N/A	1.32	0.48	2.80
La Colorada	Mexico	Vein	Measured	298	306	2,933	0.24	0.48	N/A	0.62
		Vein	Indicated	418	440	5,910	0.24	1.50	N/A	1.92
Quiruvilca	Peru	Vein	Measured	3,581	140	16,117	0.62	0.99	1.08	2.65
		Vein	Indicated	663	186	3,965	0.62	1.59	0.84	4.45
Alamo Dorado	Mexico	Disseminated	Measured	263	84	710	0.31	N/A	N/A	N/A
		Disseminated	Indicated	3,610	71	8,241	0.23	N/A	N/A	N/A
Manantial Espejo (50%)	Argentina	Vein	Measured	612	108	2.124	1.22	N/A	N/A	N/A
		Vein	Indicated	835	118	3,166	1.22	N/A	N/A	N/A
San Vicente (55%)	Bolivia	Vein	Measured	227	101	738	N/A	N/A	N/A	1.80
		Vein	Indicated	239	305	2.347	N/A	N/A	N/A	3.77
Hog Heaven	Montana, USA	Stockwork	Measured+Indicated	2,741	170	15,015	0.69	N/A	N/A	N/A
Waterloo	California, USA	Stockwork	Indicated	33,758	93	100,937	N/A	N/A	N/A	N/A
TOTALS			Measured+ Indicated	51,543	112	185,284	-	-	-	-

MINERAL RESOURCES - INFERRED

	Location	Type	Classification	Tonnes (000's)	Ag (g/mt)	Ag Cont. (000's ozs)	Au (g/mt)	Pb (%)	Cu (%)	Zn (%)
Huaron	Peru	Vein	Inferred	2,992	198	19,007	N/A	1.85	0.22	3.28
Morococha (87%)	Peru	Vein/Manto	Inferred	9,213	247	73,165	N/A	1.87	0.44	4.12
La Colorada	Mexico	Vein	Inferred	1,132	452	16,449	0.31	1.52	N/A	1.39
Quiruvilca	Peru	Vein	Inferred	2,489	182	14,566	0.36	1.70	0.54	4.30
Alamo Dorado	Mexico	Disseminated	Inferred	518	79	1,316	0.30	N/A	N/A	N/A
Silver Stockpiles	Peru	Pyrite	Inferred	21,337	162	111,132	N/A	N/A	N/A	N/A
Manantial Espejo (50%)	Argentina	Vein	Inferred	521	133	2.234	1.20	N/A	N/A	N/A
San Vicente (55%)	Bolivia	Vein	Inferred	237	241	1,835	N/A	N/A	N/A	3.22
Hog Heaven	Montana, USA	Stockwork	Inferred	7,439	141	33,721	N/A	N/A	N/A	N/A
TOTALS				45,878	185	273,425	-	-	-	-

NOTES:

Mineral Reserves and Resources are as defined by Canadian Institute of Mining Guidelines
Mineral resources do not have demonstrated economic viability.
This table illustrates Pan American Silver Corp's share of mineral reserves and resources. The percentage ownership of properties in which Pan American Silver has less than 100% interest are noted next to the property name.
Mineral resource and reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Director of Mine Engineering as Qualified Persons as that term is defined in NI 43-101. Reserve/resource estimates for Silver Stockpiles were prepared in previous years by other Qualified Persons, and are adjusted for 2005 production where applicable[(a)]. Mineral resource estimates for Hog Heaven and Waterloo based on historical third party estimates.

[(a)] *2004 mineral reserve and resource estimates less 2005 production*

Pan American will release its 2005 fourth quarter and year end financial and operating results, along with its restated financial statements, before market opening on February 23, 2006.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7

Omitted Information

No significant facts have been omitted from this report.

Item 8

Executive Officer

For further information, please contact:

Name:

Robert Pirooz

Office:

General Counsel

Telephone:

(604) 687-0333

Item 9

Date of Report

Dated at Vancouver, British Columbia this 17th day of February, 2006.

"Signed"
Robert P. Pirooz General Counsel